Exhibit 2.1
EXECUTION COPY
AMENDMENT TO STOCK PURCHASE AGREEMENT
               This Amendment (this “Amendment”) is made and entered into as of December 15, 2005, by and among OPEN SOLUTIONS INC., a Delaware corporation (the “Purchaser Parent”), HUSKY ACQUISITION CORPORATION, a Delaware corporation and a wholly-owned subsidiary of the Purchaser Parent (the “Purchaser”), THE BISYS GROUP, INC., a Delaware corporation (the “Seller Parent”), and BISYS INC., a Delaware corporation and a wholly-owned subsidiary of the Seller Parent (the “Seller”).
RECITALS
               WHEREAS, the Purchaser Parent, the Purchaser, the Seller Parent and the Seller entered into that certain Stock Purchase Agreement (the “Purchase Agreement”), made and entered as of September 15, 2005;
               WHEREAS, the Seller Parent has informed the Purchaser Parent and the Purchaser that it may not be able to fulfill the condition to Closing set forth in Section 7.03(i) of the Purchase Agreement on or prior to the Drop Dead Date;
               WHEREAS, the parties desire to amend, among other things, the definition of “Drop Dead Date” in Section 1.01 of the Purchase Agreement as set forth below and to amend Sections 5.17(b), 9.01(b) and 9.01(c) of the Purchase Agreement as set forth below;
AGREEMENT
               NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:
               1. Definitions
               All capitalized terms used but not elsewhere defined herein shall have the meanings ascribed to such terms in the Purchase Agreement.
               2. Amendment to Section 1.01 of the Purchase Agreement
               The definition of Drop Dead Date in Section 1.01 of the Purchase Agreement is amended and replaced in its entirety by the following:
               ““Drop Dead Date” means February 28, 2006.”
               3. Amendment to Section 5.17(b) of the Purchase Agreement
               (a) Section 5.17(b) of the Purchase Agreement is amended and replaced in its entirety by the following:
               “No later than thirty (30) Business Days after the Closing, the Purchaser will file with the Secretary of State of the State of Delaware a document causing the change of the corporate name of the Company to “OPEN SOLUTIONS BIS, INC.””
               (b) For the avoidance of doubt, Seller Parent, Seller and their respective Affiliates hereby agree that the use of the word “BIS” in “OPEN SOLUTIONS BIS, INC.” (the “Company Name”) pursuant to Section 5.17(b) of the Purchase Agreement shall not be subject to any limitation or right of Seller Parent, Seller or their respective Affiliates or create any additional obligation on the part of the Purchaser, including, without limitation, under Section 5.17(c) of the Purchase Agreement.
               (c) Seller Parent, Seller and their respective Affiliates (i) agree that they shall not, directly or indirectly, challenge the ownership or validity of the Company Name or any registration or application for registration thereof by the Purchaser and (ii) covenant not to sue and release any and all claims they may have against the Purchaser based upon the Purchaser’s use of the Company Name, until and following the Closing Date in perpetuity.
               4. Amendment to Section 9.01(b) of the Purchase Agreement
               Section 9.01(b) of the Purchase Agreement is amended and replaced in its entirety by the following:
               “by the Seller, if all of the conditions set forth in Section 7.01 and Section 7.03 shall have been complied with and performed (except for any such conditions set forth in Section 7.01 or Section 7.03 as shall not have been complied with or performed as a result of any fault of the Purchaser Parent or the Purchaser) and one or more of the conditions set forth in Section 7.02 shall not have been complied with or performed in any material respect and such noncompliance or nonperformance shall not have been cured or eliminated (or by its nature cannot be cured or eliminated) by the Purchaser Parent or the Purchaser on or before the Drop Dead Date, subject to the Seller’s right to extend the Drop Dead Date for a period of up to the earlier of (x) thirty (30) days or (y) the expiration of the Wachovia Commitment;”
               5. Amendment to Section 9.01(c) of the Purchase Agreement
               Section 9.01(c) of the Purchase Agreement is amended and replaced in its entirety by the following:
               “by the Purchaser, if all of the conditions set forth in Section 7.01 and Section 7.02 shall have been complied with and performed (except for any such conditions set forth in Section 7.01 or Section 7.02 as shall not have been complied with or performed as a result of any fault of the Seller Parent or the Seller) and one or more of the conditions set forth in Section 7.03 shall not have been complied with or performed in any material respect and such noncompliance or nonperformance shall not have been cured or eliminated (or by its nature cannot be cured or eliminated) by the Seller Parent or the Seller on or before the Drop Dead Date, subject to the Purchaser’s right to extend the Drop Dead Date for a period of up to 30 days;”
               6. Wachovia Commitment
               Each of the parties hereto acknowledges and agrees that (a) the Commitment Letter (the “Commitment Letter”), dated as of October 17, 2005, from Wachovia Bank,

National Association and Wachovia Capital Markets, LLC (collectively, the “Wachovia Parties”) to the Purchaser Parent expires on December 31, 2005, (b) as a result of (i) the Seller Parent informing the Purchaser Parent and the Purchaser that it may not be able to fulfill the condition to Closing set forth in Section 7.03(i) of the Purchase Agreement on or prior to December 31, 2005 and (ii) amending the Drop Dead Date pursuant to Section 2 above, the Purchaser Parent shall use reasonable commercial efforts to obtain an amended and restated Commitment Letter (the “Amended and Restated Commitment Letter”) from the Wachovia Parties, (c) the representations and warranties made by the Purchaser Parent and the Purchaser in Section 4.05 of the Purchase Agreement shall be true and correct in all material respects on and as of the Closing Date with respect to such Amended and Restated Commitment Letter, (d) the obligation of the Purchaser Parent and the Purchaser to consummate the Closing shall be subject to the fulfillment on or before the Closing Date of the condition that the Purchaser Parent and the Purchaser shall have received all of the proceeds of the financings described in the Amended and Restated Commitment Letter and (e) for all purposes of the Purchase Agreement, the term “Wachovia Commitment” shall mean the commitment of the Wachovia Parties to provide, subject to certain conditions set forth in Amended and Restated Commitment Letter, all funds necessary, together with other funds available to the Purchaser, to pay the Estimated Purchase Price at Closing.
               7. Fees and Expenses
               Notwithstanding any provision of Section 10.01 of the Purchase Agreement to the contrary, and in addition to the payment of any other amounts required under Section 10.01 of the Purchase Agreement (without duplication of items reimbursed hereunder), if the Closing occurs or if the Agreement is terminated prior to Closing pursuant to Section 9.01 (other than pursuant to Section 9.01(b)), the Seller Parent shall be obligated to promptly reimburse the Purchaser Parent in full (by wire transfer of immediately available funds to an account designated by the Purchaser Parent) for the following:
     (a) the amount of the supplemental upfront fee (i.e., “ticking fee”) and other commitment-related fees payable by the Purchaser Parent to Wachovia Bank (as such term is defined in the Amended and Restated Commitment Letter) for its own account and the ratable account of the Senior Lenders (as such term is defined in the Amended and Restated Commitment Letter) in connection with the Senior Credit Facilities (as such term is defined in the Amended and Restated Commitment Letter) that is in excess of $133,440;
     (b) the amount of the supplemental upfront fee (i.e., “ticking fee”) and commitment-related fees payable by the Purchaser Parent to Wachovia Bank for its own account and the ratable account of the Second Lien Lenders (as such term is defined in the Amended and Restated Commitment Letter) in connection with the Second Lien Facility (as such term is defined in the Amended and Restated Commitment Letter) that is in excess of $25,020;
     (c) the reasonable out-of-pocket fees and expenses incurred by or on behalf of the Purchaser Parent or any of its Affiliates that would not have been incurred had the condition to Closing under Section 7.03(i) of the Purchase Agreement been satisfied and the Closing had occurred on or prior to December 31, 2005, including, but not limited to, the fees and expenses of counsel and accountants, in connection with the negotiation and preparation of this Amendment and the Amended and Restated Commitment Letter, which fees and expenses shall be documented consistent with the past practice of Purchaser Parent (Purchaser Parent currently estimates that such fees and expenses will not exceed $250,000 in the aggregate and agrees that, upon becoming aware that such fees and expenses will exceed such estimate, it will so notify Seller Parent and advise Seller Parent of the factors giving rise to such increased cost); and
     (d) if the Closing occurs, an amount equal to (A) the product of (x) $350,000 multiplied by (y) each five (5) basis point increment by which the interest rate at the Closing with respect to the Senior Credit Facilities is in excess of LIBOR plus 250 basis points, plus (B) the product of (x) $100,000 multiplied by (y) each five (5) basis point increment by which the interest rate at the Closing with respect to the Second Lien Facility is in excess of LIBOR plus 650 basis points.
               8. References
               Each reference in the Purchase Agreement to “this Agreement”, “hereof”, “herein”, and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to the Purchase Agreement as a whole (including all Schedules thereto) as amended by this Amendment.
               9. Section Headings and Captions
               The Section headings and the captions of the Articles in this Amendment are solely for convenient reference and shall not be deemed to affect the meaning or interpretation of this Agreement.
               10. Counterparts; Third Party Beneficiaries
               This Amendment may be signed in any number of counterparts, each of which shall be an original, with the same effect as if such signatures were upon the same instrument. A facsimile or photocopied signature (which may be delivered by facsimile) shall be deemed to be the functional equivalent of an original for all purposes. This Amendment shall inure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns. No provision of this Amendment is intended to confer and shall not confer upon any Person other than the parties hereto and their respective successors and permitted assigns any rights or remedies.
               11. Applicable Law
               This Amendment shall be governed by and construed in accordance with the laws of the State of New York applicable to contracts made to be performed therein.
               12. Severability
               If this Amendment, or any of its provisions, or the performance of any provision,

is found to be illegal or unenforceable, the parties shall be excused from the performance of such portions of this Amendment as shall be found to be illegal or unenforceable without affecting the validity of the remaining provisions of this Amendment; provided, however, that the remaining provisions of this Amendment shall in their totality constitute a commercially reasonable agreement.
               13. No Further Effect
               Except as explicitly amended or otherwise modified by this Amendment, the Purchase Agreement shall remain in full force and effect in accordance with its terms.

[SIGNATURE PAGE FOLLOWS]

          IN WITNESS WHEREOF, the parties have duly executed and delivered this Amendment as of the day and year first above written.

OPEN SOLUTIONS INC.

By:	/s/ Carl D. Blandino
Name: Carl D. Blandino
Title: Senior Vice President
and Chief Financial Officer

HUSKY ACQUISITION CORPORATION

By:	/s/ Carl D. Blandino Name: Carl D. Blandino
Title: Treasurer

THE BISYS GROUP, INC.

By:	/s/ Bruce D. Dalziel Name: Bruce D. Dalziel
Title: CFO & EVP

BISYS INC.

By:	/s/ Bruce D. Dalziel Name: Bruce D. Dalziel
Title: EVP